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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM 12b-25

                             Notification of Late Filing

                                                Commission File Number 0-14326
                                                                       -------

               (Check one):   /X/  Form 10-K and Form 10-KSB  / / Form 11-K
               / / Form 20-F  / / Form 10-Q and Form 10-QSB   / / Form N-SAR

               For Period Ended:     December 31, 1997
                                 --------------------------

/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q and Form 10-QSB
/ /  Transition Report on Form N-SAR

               For the Transition Period Ended:
                                                ----------------------

   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

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                                        PART I
                                REGISTRANT INFORMATION

               Full name of registrant    ARISTA INVESTORS CORP.
                                        --------------------------

               Former name if applicable


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              Address of principal executive office (Street and Number)

                                    116 John Street
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               City, state and zip code    New York, New York 10038
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                                       PART II
                                RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     / / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    /X/   (b)  The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     See attached.


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                                      PART IV
                                 OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

               Stanley S. Mandel                      212-964-2150
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                    (Name)                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     /X/ Yes    / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     /X/ Yes    / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached.


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                               ARISTA INVESTORS CORP.
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                     (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31, 1998         By            s/ Stanley S. Mandel
      -------------------          -------------------------------------------
                                   Stanley S. Mandel, Executive Vice President

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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Part III - Narrative

     The Registrant's wholly-owned subsidiary, Arista Insurance Company, negotiated the terms of a new quota share reinsurance treaty in the last quarter of the year ended December 31, 1997, which negotiations, in part, continued through the first quarter of 1998. The treaty was signed in March 1998. As a result of the aforementioned negotiation and execution of the treaty, the Registrant required additional time in order to finalize its fourth quarter financial results upon the determination of the effective date of this treaty.


Part IV

(3) The Registrant had a net loss of $1,175,863 in the fiscal year ended December 31, 1996. The Registrant anticipates that it will have net income of approximately $100,000 for the fiscal year ended December 31, 1997.


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